November 8, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: Cara Wirth

Re:	Seven Oaks Acquisition Corp.
Registration Statement on Form S-4
File No. 333-258030

Dear Ms. Wirth:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 9, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Seven Oaks Acquisition Corp. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact David Sakowitz of Winston & Strawn LLP, counsel to the Company, at (212) 294-2639 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Seven Oaks Acquisition Corp.

By:	/s/ Gary Matthews
Name:	Gary Matthews
Title:	Chief Executive Officer

cc: David Sakowitz, Esq.